Exhibit 99.1

BITFUFU INC.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page(s)

Unaudited Interim Condensed Consolidated Balance Sheets	F-2
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income	F-3
Unaudited Interim Condensed Consolidated Statements of Cash Flows	F-4
Unaudited Interim Condensed Consolidated Statements of Change in Shareholders’ Equity	F-5
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-6

BITFUFU INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollar amounts in thousands, except share and per share data)

	As of June 30,	As of December 31,
	2026	2025
ASSETS
Current assets:
Cash and cash equivalents	$22,220	$27,761
Digital assets	97,323	149,289
Digital asset collateral receivable	3,146	24,075
Accounts receivable, net	6,766	12,326
Amount due from related parties	68,856	75,019
Prepayments	16,267	26,042
Inventory	-	145
Financial assets held for trading	1,290	521
Other current assets, net	6,847	9,358
Total current assets	222,715	324,536

Non-current assets:
Property and equipment, net	18,195	20,672
Goodwill	4,235	4,235
Deferred tax assets, net	12,310	7,524
Operating lease right of use assets, net	315	436
Long term investment	570	177
Total non-current assets	35,625	33,044

Total assets	258,340	357,580

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payables	2,484	4,659
Contract liabilities	30,981	50,573
Long-term loan – current portion	2,000	15,000
Accrued expenses and other payables	14,117	16,060
Obligation to return collateral digital assets	6	3,349
Amount due to a related party	2,640	6,803
Taxes payable	349	1,792
Operating lease liabilities, current	257	251
Total current liabilities	52,834	98,487

Non-current liabilities:
Long-term loans	3,400	-
Long-term payable	93,364	94,364
Deferred tax liabilities, net	14,307	14,928
Operating lease liabilities, non-current	65	197
Total non-current liabilities	111,136	109,489

Total liabilities	163,970	207,976

Commitments and contingencies (Note 19)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity:
Ordinary shares* ($0.0001 par value; 500,000,000 shares authorized; 166,696,634 and 166,613,948 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively)	17	17
Additional paid-in capital	98,405	97,166
Non-controlling interest	4,548	5,503
(Accumulated losses)/retained earnings	(8,600)	46,918
Total shareholders’ equity	94,370	149,604

Total liabilities and shareholders’ equity	258,340	357,580

*	The share and per share data has been retroactively restated to reflect the current capital structure of the Company.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BITFUFU INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Dollar amounts in thousands, except share and per share data)

	For The Six Months Ended June 30,
	2026	2025

Total revenues	$115,420	$193,439

Cost of revenues
Cost of revenues incurred to a related party	(40,095)	(89,002)
Cost of revenues incurred to third parties	(69,990)	(71,663)
Cost of revenues – depreciation and amortization	(5,920)	(13,462)
Total cost of revenues	(116,005)	(174,127)

Gross (loss)/profit	(585)	19,312

Operating expenses
Sales and marketing expenses	(1,561)	(1,107)
General and administrative expenses	(4,104)	(4,093)
Research and development expenses	(946)	(751)
Credit loss provision for receivables	(165)	-
Changes in fair value of digital asset receivables or payables	(3,003)	5,170
Changes in fair value of digital assets	(49,494)	17,500
Total operating (expenses)/income	(59,273)	16,719

Operating (expense)/income	(59,858)	36,031

Investment income	22	250
Interest expense	(1,764)	(4,283)
Interest income	279	1,092
Other expenses, net	(250)	(143)
(Loss)/income before income taxes	(61,571)	32,947
Income tax benefit/(expense)	6,078	(2,620)
Net (loss)/income and total comprehensive (loss)/income	(55,493)	30,327
Less: Net income attributable to non-controlling interests	(25)	(74)
Total comprehensive (loss)/income attributable to ordinary shareholders of BitFuFu	$(55,518)	$30,253

Weighted average shares outstanding used in calculating basic and diluted earnings per share:
Ordinary shares – basic*	166,916,728	163,186,914
Ordinary shares –diluted*	166,916,728	168,569,206
(Loss)/Earnings per share:
Ordinary shares – basic*	$(0.33)	$0.19
Ordinary shares –diluted*	$(0.33)	$0.18

*	The share and per share data has been retroactively restated to reflect the current capital structure of the Company.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BITFUFU INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollar amounts in thousands except share and per share data)

	For the Six Months Ended June 30,
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)/income	$(55,493)	$30,327
Adjustments to reconcile net (loss)/income to net cash used in operating activities:
Net income received or to be received by digital assets	(19,454)	(92,314)
Credit loss provision for receivables	165	-
Loss on disposal of mining equipment	-	168
Changes in fair value of digital asset receivables or payables	3,003	(5,170)
Changes in fair value of digital assets	49,494	(17,500)
Depreciation of property and equipment	5,798	13,277
Amortization of right of use asset	122	-
Share based compensation	1,163	299
Earnings from equity method investments	(31)	(71)
Deferred income tax	(5,407)	1,876

Changes in operating assets and liabilities:
Accounts receivable	27	106
Prepayments	(3,071)	(5,371)
Operating lease liabilities	(126)	-
Amount (due to)/due from related parties	(4,150)	4,565
Other current assets	634	2,276
Deposit receivables	-	-
Accounts payable	(938)	10,826
Taxes credit	(1,444)	(156)
Accrued expenses and other payables	(1,062)	2,563
Net cash used in operating activities	(30,770)	(54,299)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of digital assets	33,302	76,833
Purchase of financial assets held for trading	(769)	-
Purchases of equity investment	(363)	-
Purchase of digital assets	(4,000)	(10,500)
Acquisition of subsidiaries, net of cash acquired	-	(9,880)
Return of capital to non-controlling shareholder	(980)	-
Purchases of equipment	(2,037)	(7,610)
Net cash provided by investing activities	25,153	48,843

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of ordinary shares	76	431
Net cash provided by financing activities	76	431

Net change in cash and cash equivalents	(5,541)	(5,025)
Cash and cash equivalents at beginning of the periods	27,761	45,111
Cash and cash equivalents at end of the periods	22,220	40,086
SUPPLEMENTAL INFORMATION
Cash paid for interest	-	96
Cash paid for income tax	606	482

Supplemental non-cash operating activities
Net digital assets (used in)/provided by operating activities	(25,513)	93,509

Supplemental non-cash investing activities
Net digital assets used in investing activities	(15,853)	(57,089)

Supplemental non-cash financing activities
Repayment of long-term loans in digital assets	(13,000)	-
Proceeds from long-term loans in digital assets	3,400	5,000
Repayment of long-term payables in digital assets	(1,000)	-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BITFUFU INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGE IN SHAREHOLDERS’ EQUITY

For the Six Months Ended June 30, 2026

			Additional	Non-	(Accumulated	Total
	Ordinary shares		paid-in	controlling	losses)/retained	shareholders’
(in thousands, except share data)	Shares*	Amount	capital	interest	earnings	equity
Balance as December 31, 2025	166,613,948	17	97,166	5,503	46,918	149,604

Issuance of ordinary shares – at-the-market offering, net of issuance costs	82,686	-	76	-	-	76
Return of capital to non-controlling shareholder	-	-	-	(980)	-	(980)
Share-based compensation expense	-	-	1,163	-	-	1,163
Net income/(loss)	-	-	-	25	(55,518)	(55,493)
Balance at June 30, 2026	166,696,634	17	98,405	4,548	(8,600)	94,370

For the Six Months Ended June 30, 2025

			Additional	Non-		Total
	Ordinary shares		paid-in	controlling	Retained	shareholders’
(in thousands, except share data)	Shares*	Amount	capital	interest	earnings	equity
Balance as December 31, 2024	163,106,615	16	84,276	-	78,170	162,462

Issuance of ordinary shares – at-the-market offering, net of issuance costs	135,740	-	176	-	-	176
Share-based compensation expense	-	-	299	-	-	299
Issuance of ordinary shares – Business Combination	306,651	-	1,426	5,249	-	6,675
Issuance of ordinary shares – debt extinguishment	582,940	-	2,419	-	-	2,419
Net income	-	-	-	74	30,253	30,327
Balance at June 30, 2025	164,131,946	16	88,596	5,323	108,423	202,358

*	The share data has been retroactively restated to reflect the current capital structure of the Company.

BITFUFU INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

1. ORGANIZATION

BitFuFu Inc. (“BitFuFu” together with its consolidated subsidiaries, the “Company”) was incorporated in the Cayman Islands on February 16, 2022 under the Cayman Islands Companies Law as an exempted company.

The Company operates under the trade name of “BitFuFu”. The Company is a Bitcoin miner and mining services innovator, dedicated to fostering a secure, compliant, and transparent blockchain infrastructure. The Company also provides a variety of stable and intelligent digital asset mining solutions, including one-stop cloud-mining services and miner hosting services to institutional customers and individual digital asset enthusiasts. The Company maintains a fleet of advanced Bitcoin miners for efficient cloud-mining on behalf of its customers and self-mining for its own account, allowing it to seamlessly adjust business strategies and reduce risk exposure.

As of the date of this report, the details of the Company’s principal subsidiaries are as follows:

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect ownership by the Company	Principal activities
			Direct
Subsidiaries:
Finfront Holding Company (“Finfront”)	July 22, 2021	Cayman Islands	100%	Investment holding
Ethereal Tech Pte. Ltd. (“Ethereal Singapore”)	October 22, 2021	Singapore	100%	Provision of cloud mining services
Ethereal Tech US Corporation (“Ethereal US”)	December 15, 2021	United States	100%	Provision of self-mining activities and mining equipment sales
Ethereal Tech ME Limited	August 20, 2024	United Arab Emirates (“UAE”)	100%	Provision of cloud mining services, miner hosting services and mining equipment sales
Finfront Tech Company	June 28, 2024	Cayman Islands	100%	Investment holding
Cloudmap Tech Group Limited	June 11, 2024	Hong Kong Special Administrative Region (“HK”)	100%	Provision of self-mining activities
Uni-Titan LLC	February 19, 2025	United States	51%	Provision of miner hosting services
Stella Aegis Limited	October 19, 2025	HK	100%	Dormant
Stella Aegis (BVI) Limited	January 12, 2026	British Virgin Islands (“BVI”)	100%	Dormant

Finfront Holding Company (“Finfront”) was incorporated in the Cayman Islands on July 22, 2021 under the Cayman Islands Companies Act as an exempted company with limited liability, which survives the Acquisition Merger as a wholly-owned subsidiary of BitFuFu upon the Closing of the Business Combination (as defined below).

Acquisition of Uni-Titan LLC

On February 19, 2025 (the “Acquisition Date”), the Company completed the acquisition of 51% of the membership interests of Uni-Titan LLC, an Oklahoma limited liability company and an independent third party.

The total purchase consideration was approximately $11.9 million, comprising $10.5 million in cash, and $1.4 million in the Company’s Class A ordinary shares issued to the sellers. The issuance price of the shares was set at 90% of the average closing price on Nasdaq over the thirty consecutive trading days immediately preceding the closing date of the transaction.

The share-based portion of the consideration was settled on June 16, 2025, with a total of 306,651 shares delivered to the sellers, offsetting $1.43 million of investment payable.

Through this acquisition, the Company obtained control over Uni-Titan LLC, which operates a 51 MW operational Bitcoin mining data center in Oklahoma. The facility has been operational since 2022, utilizing air-cooled containerized infrastructure with competitive electricity costs.

BITFUFU INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP and regulations of the U.S. Securities and Exchange Commission (the “SEC”) applicable to interim financial information, which permit the omission of certain information to the extent it has not changed materially since the latest annual financial statements. These unaudited interim condensed consolidated financial statements reflect all adjustments consisting only of normal recurring adjustments which, in the opinion of management, are necessary to present fairly the financial position, results of operations and cash flows of the Company for the periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected for any future fiscal periods in 2026 or for the full year ending December 31, 2026. Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

These financial statements should be read in conjunction with the financial statements and related notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on April 28, 2026. The consolidated balance sheet as of December 31, 2025 was derived from the audited consolidated financial statements of the Company.

Principles of consolidation

The accompanying unaudited interim condensed consolidated financial statements include the accounts of BitFuFu Inc. and its controlled subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors (the “Board”); and to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

Use of estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s unaudited interim condensed consolidated financial statements mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition, useful lives and recoverability of long-lived assets, the realizability of deferred tax assets, valuation of the Warrants classified under Level 3 fair value hierarchy, valuation and recognition of share-based compensation, the purchase price allocation for business combinations, including the identification and valuation of intangible assets and the resulting goodwill and the subsequent assessment of impairment, and the fair value of derivatives. Actual results could differ from those estimates.

In January 2026, the Company completed an assessment of the useful life of its mining equipment. Based on changes in mining economics and the Company’s updated expectations regarding the period over which the mining equipment is expected to contribute to future cash flows, the Company revised the estimated useful life of its mining equipment from five years to three years, effective January 1, 2026. The change in estimated useful life was accounted for prospectively as a change in accounting estimate and impacts depreciation expense in the current and future periods, with no retrospective adjustment to prior-period financial statements. Based on the mining equipment placed in service as of December 31, 2025, this change in estimate increased depreciation expense and net loss by $2.17 million for the six months ended June 30, 2026.

Foreign currency

The Company’s reporting currency is the U.S. dollar. The functional currency of the Company and its subsidiaries which are incorporated in Cayman Islands, Singapore, United States, UAE, HK and BVI are in U.S. dollars. The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters.

Cash and cash equivalents

Cash and cash equivalents represent cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less. As of June 30, 2026, the Company had cash and cash equivalents of approximately $22.22 million, of which $7.92 million was held in the financial institutions in Singapore and $14.0 million was held in the financial institutions in the U.S. The Company maintains its cash and cash equivalents in the financial institutions, which, at times, may exceed regulated insured limits. The Company believes it is not exposed to significant credit risk on cash and cash equivalents.

BITFUFU INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

Accounts receivable, net

Accounts receivable consists of amounts due from customers of the cloud-mining business, mining equipment sales, and self-mining operations. The Company records accounts receivable at the invoiced amount less an allowance for any potentially uncollectable accounts under the current expected credit loss (“CECL”) impairment model and presents the net amount of the financial instrument expected to be collected. The CECL impairment model requires an estimate of expected credit losses, measured over the contractual life of an instrument, that considers many factors, including the age of the balance, collection history, secured and collaterals (if any), and forecasts of future economic conditions. Changes in the allowance for credit losses are recorded as credit loss expense (or reversal). The Company recorded the balance of allowances for CECL of Nil for both June 30, 2026 and December 31, 2025. For the six months ended June 30, 2026 and 2025, the Company did not record any credit recoveries.

The Company offered credit periods to some customers of cloud mining services and sales of mining equipment. The accounts receivable due from those customers were denominated in the U.S. dollar, typically interest bearing and secured by pledging digital assets or mining equipment to the Company. The Company implements robust risk management practices to address potential credit risks associated with customer defaults, retaining the right to liquidate the pledged digital assets if customers fail to meet their obligations. The Company continuously and systematically monitors the fair value of the digital assets pledged as collateral against the outstanding obligations of customers for cloud mining services. If the value of a customer’s pledged digital assets falls below the required collateral level, the customer is obligated to deposit additional collaterals to the Company. Due to the collateral requirements the Company applies to such receivables, the Company’s process for collateral maintenance, and collateral held by the Company, the Company’s credit exposure is significantly limited and no allowance, write-offs or recoveries were recorded against these receivables. The Company would recognize credit losses on these receivables if there was a collateral shortfall and it is not reasonably expected that the customer will replenish such a shortfall, nor will repay the outstanding balance cover such shortfall.

Digital assets pledged by the customers to the Company were recorded in the Digital Assets on the unaudited interim condensed consolidated balance sheets, as the Company had obtained control of these pledged digital assets, including the rights to sell, re-pledge, or rehypothecate the collaterals. The liability to return the collateral digital assets was recorded accordingly on the unaudited interim condensed consolidated balance sheets (See discussion of accounting for “Obligation to Return Collateral Digital Assets” below).

BITFUFU INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

Digital assets

Digital assets are accounted for as indefinite lived intangible assets. They are presented as current assets within the unaudited interim condensed consolidated balance sheets due to the Company’s ability to sell digital assets in a highly liquid marketplace and the intent to sell digital assets to support operations when needed.

Digital assets that are purchased in an exchange of one digital asset for another digital asset are recognized initially at the fair value of the digital asset received. Digital assets that are purchased in an exchange for fiat currency are recorded initially at its purchase cost. The Company tracks its cost basis of digital assets in accordance with the first-in-first-out method of accounting.

Following the adoption of Accounting Standards Update (“ASU”) 2023-08, Accounting for and Disclosure of Crypto Assets, effective January 1, 2024, digital assets held at period end are recorded at fair value, as determined using the period-end closing price of the digital assets on the Company’s principal market, Coinbase (the “Principal Market”), and variances of fair value are recognized in change in fair value of digital assets, in Operating income (loss) on the unaudited interim condensed consolidated statements of comprehensive income, as of, and for the six months ended June 30, 2026 and 2025. The Company determines the fair value of its digital assets on a recurring basis in accordance with ASC 820, Fair Value Measurement, based on quoted prices on the Principal Market, Coinbase, for digital assets (Level 1 inputs), based on all information that is reasonably available.

Digital assets collateralized to the lender were reported as “Digital assets collateral receivable” and classified as short-term or long-term assets on the unaudited interim condensed consolidated balance sheets according to the maturity of the related loans for which the digital assets were pledged.

The Company primarily holds digital assets, mainly bitcoins, for long-term price appreciation and plans to sell them to support operations as needed. Our treasury policy with regard to the sale of digital assets is a result of our assessment of the expected market price of the digital assets and our liquidity needs. In general, digital assets are converted to cash a few months after they are acquired based on first-in-first-out policy. Purchases and sales of digital assets for fiat currency are classified as investing activities in the Company’s unaudited interim condensed consolidated cash flow statements.

Digital assets held as collateral

Digital assets held as collateral from customers are initially recorded at cost and subsequently remeasured at fair value, with changes in fair value recognized in “Operating expenses” on the unaudited interim condensed consolidated statements of comprehensive income. Fair value is determined using quoted digital asset prices from the Company’s principal market at the time of measurement. Digital assets held as collateral include those digital assets under the Company’s control and may exceed the required contractual amounts. These assets are derecognized from the Company’s unaudited interim condensed consolidated balance sheets when the collateral is returned to customers or when it is sold or rehypothecated.

BITFUFU INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

Borrowings and related collateral

Long-term loans

The Company borrowed loans from counterparties. The loans are denominated in the U.S. dollar with fixed interest rates. Long-term loans are carried at amortized cost. Transaction costs are recorded as direct deductions from the related loan liabilities and amortized to interest expense using the effective interest method over the terms of the term loans. Interest expense on debt includes long-term loan interest expense, as well as amortization of debt issuance costs.

Loans are classified as non-current liabilities unless they are due within one year.

Digital assets collateral receivable

The Company enters into borrowing arrangements with institutions that require it to pledge certain digital assets as collateral and maintain a specified collateral ratio. When the lender obtains control or has the right to sell, pledge, or rehypothecate the collateral, the Company derecognizes the pledged digital assets and recognizes a receivable from the lender.

Digital assets pledged as collateral are initially measured at fair value on the date they are received. Subsequently, the fair value of the pledged collateral is reassessed periodically, with any changes in fair value recognized in the Company’s unaudited interim condensed consolidated statements of comprehensive income. Upon the Company’s full repayment of its obligations, the lender is obligated to return the same quantity and type of digital assets originally posted as collateral.

Digital assets pledged are classified as current or non-current based on the maturity of the term loan, which determines the expected release date. Changes in the fair value of the receivable are recorded in “Operating expenses” on the unaudited interim condensed consolidated statements of comprehensive income.

The Company assessed the CECL on its digital asset collateralized receivables using the current expected credit loss impairment model. This model requires the Company to estimate expected credit losses over the contractual life of the financial instrument and to present the net amount expected to be collected.

In developing the CECL estimate, the Company considered various factors, including the age of the receivable balances, historical collection patterns, the existence and quality of collateral (such as digital assets), and forward-looking information regarding macroeconomic conditions. Any changes to the expected credit loss estimate are recorded as a credit loss expense or reversal in the income statement.

For six months ended June 30, 2026 and 2025, the Company did not record any allowance for CECL on the digital asset collateralized receivables.

Obligation to return collateral digital assets

The Company enters into lending arrangements with its cloud mining customers or miner sales customers that require the customers to pledge crypto assets as collateral. Similarly, when the Company makes prepayments to certain suppliers, those suppliers are also required to pledge crypto assets as collateral. The Company records the obligation to return such collateral as “obligation to return collateral digital assets” on the unaudited interim condensed consolidated balance sheets.

Obligation to return collateral digital assets are initially measured at the fair value of the digital assets received (which becomes the Company’s cost basis) if the Company has the right to sell, pledge, or rehypothecate the collateral, and subsequently are remeasured at fair value at the end of each reporting period, with changes in fair value recognized in unaudited interim condensed consolidated statement of comprehensive income.

The loan agreements with the customers stipulate that collateral shall be returned in the same type of asset originally provided by the Company assuming no defaults. The Company is not obligated to return collateral equal to the fair value of the borrowings if the customer defaults on its loans. Instead, the Company has the right to liquidate the collateral to cover outstanding obligations.

BITFUFU INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

Obligation to return collateral to customers is in the form of digital assets and accounted for as a hybrid instrument, with a liability host contract that contains an embedded derivative based on the changes in fair value of the underlying digital asset. The gain or loss on remeasurement of the Obligation to return collateral is recorded in “Operating expenses” on the unaudited interim condensed consolidated statements of comprehensive income.

Off-balance sheet collateral arrangements

The Company takes security over mining machines as collateral on part of accounts receivable, where the Company does not have the right to use the collateral. As such, the Company does not recognize the physical assets on the unaudited interim condensed consolidated balance sheets, because the collateral does not meet the recognition criteria.

Long-term investments

Investment in joint venture

The Company accounts for investments in which it owns between 20% and 50% of the common stock and has the ability to exercise significant influence, but not control, over the investee using the equity method of accounting in accordance with ASC 323, Equity Method Investments and Joint Ventures. Under the equity method, an investor initially records its investment in the investee at cost and adjusts the carrying amount of its investment to recognize its proportionate share of the earnings or losses of the investee after the date of investment.

Business Combination

The Company accounts for business combinations under the acquisition method of accounting in accordance with ASC 805, Business Combinations (“ASC 805”), by recognizing the identifiable tangible and intangible assets acquired and liabilities assumed, measured at the acquisition date fair value. The determination of fair value involves assumptions, estimates and judgments. The initial allocation of the purchase price is considered preliminary and therefore subject to change until the end of the measurement period (up to one year from the acquisition date). Goodwill as of the acquisition date is measured as the excess of the purchase price over the fair value of the net assets acquired. Contingent consideration is included within the purchase price and is initially recognized at fair value as of the acquisition date. Contingent consideration, classified as a liability, is remeasured to fair value each reporting period, until the contingency is resolved. Subsequent changes in its fair value  are recognized in earnings.

Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred.

Non-controlling interest

Non-controlling interests (“NCI”) represent the portion of the equity of a subsidiary not attributable, directly or indirectly, to the Company. For the Uni-Titan LLC acquisition in February 2025, the NCI was initially measured at its fair value at the acquisition date. Net income or loss and each component of other comprehensive income are attributed to the equity holders of the Company and to the NCI based on their respective ownership interests. Subsequent increases or decreases in the subsidiary’s equity resulting from capital contributions or distributions by the Company or the non-controlling interests are recognized in the NCI balance, in proportion to the respective ownership interests, consistent with ASC 810-10-45-23.

Goodwill

Goodwill represents the purchase price of a business acquisition in excess of the fair value of the net assets acquired. Goodwill is not amortized and is tested for impairment at the reporting unit level on an annual basis as of December 31, or more frequently if facts and circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. The Company may perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If that threshold is met, or if the Company elects to bypass the qualitative assessment, a quantitative impairment test is performed by comparing the estimated fair value of the reporting unit to its carrying value, including goodwill. The Company compares the fair value of the reporting unit with its carrying amount. If the carrying amount, which includes goodwill, exceeds the fair value, goodwill of the reporting unit is considered impaired and that excess is recognized as a goodwill impairment loss.

BITFUFU INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

Property and equipment, net

Property and equipment is stated at cost less accumulated depreciation and impairment loss, if any. Property and equipment is depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over their estimated useful lives on a straight-line basis. The estimated useful lives for all the Company’s property and equipment are as follows:

Life (Years)

Buildings and improvements	5 – 39
Mining equipment	3
Machinery and facility equipment	3 – 5
Servers, computer and network equipment	3

Impairment of long-lived assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

There was no impairment loss recognized for the six months ended June 30, 2026 and 2025.

Leases

The Company accounts for its leases under ASC 842, Leases. Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases and are recorded on the Company’s unaudited interim condensed consolidated balance sheets as both a right of use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right of use asset result in straight-line rent expense over the lease term. Variable lease expenses, if any, are recorded when incurred. For leases with a term of 12 months or less, any fixed lease payments are recognized on a straight-line basis over the lease term and are not recognized on the Company’s unaudited interim condensed consolidated balance sheets as an accounting policy election.

Amortization expenses of operating lease right-of-use assets for the six months ended June 30, 2026 and 2025 amounted to $0.12 million and Nil, respectively. The Company entered into a non-cancellable operating lease agreements for certain leasehold properties. The Company determines if an arrangement is a lease, or contains a lease, at inception and records the lease in the financial statements upon lease commencement, which is the date when the underlying asset is made available for use by the lessor. The lease terms include options to extend the lease terms, for periods of two years, when it is reasonably certain that the Company will exercise that option. The weighted average remaining term was 1.3 years (December 31,2025:1.8 years) and weighted average discount rate was 5% (December 31,2025: 5%) as at June 30, 2026.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480 “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, whether they meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. The Company concluded that warrants issued pursuant to the Existing Warrant Agreement and Supplemental Warrant Agreement qualify for equity accounting treatment.

BITFUFU INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

Fair value of financial instruments

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Company considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of input that may be used to measure fair value:

Level 1 —	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 —	Observable inputs other than Level 1 prices, for similar assets or liabilities that are directly or indirectly observable in the marketplace.

Level 3 —	Unobservable inputs which are supported by little or no market activity and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

Financial assets and liabilities of the Company primarily consist of cash and cash equivalents, accounts receivable, deposits and other receivables, accounts payables, other payables, long-term loans and long-term payables. As of June 30, 2026 and December 31, 2025, the carrying values of these financial instruments approximated their fair values.

Contract liabilities

A contract liability is the Company’s obligation to transfer goods or services to a customer for which the Company has received consideration from the customer. Revenue for future goods or services reflected in this account are recognized, and the contract liability is reduced, as the Company subsequently satisfies the performance obligation under the contract. Contract liabilities primarily represented 1) cloud mining service fees prepaid by customers for which the relevant services have not been provided; 2) prepayment from customers for the Company’s sales of mining equipment for which the equipment has not been delivered.

The revenue recognized during the six months ended June 30, 2026 and 2025 for the beginning balance of contract liabilities was $33.3 million and $12.2 million, respectively.

BITFUFU INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

Revenue recognition

Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Company’s performance:

(i)	provides all of the benefits received and consumed simultaneously by the customer; or

(ii)	creates and enhances an asset that the customer controls as the Company performs; or

(iii)	does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date. If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Cloud mining solutions

The Company sells to customers one-stop cloud-mining solutions so that the customer can earn rewards of mining in the form of digital assets by using the purchased hash rate from the Company.

●	Contract with customers: The Company typically posts the formatted Cloud Mining Service Agreement (“Agreement”) on its website. The customers approve the Agreement by clicking on and agreeing to such agreement on the Company’s website before purchasing specific cloud mining services. The Agreement is a framework agreement, and the details of the specific cloud mining services purchased are provided for in the customer’s order submitted, which includes amount of hash rate, service period, unit price of service, payment terms and payment method etc. The order is an integrated part of the contract between the customer and the Company. Both parties are therefore committed to perform their obligations. Pursuant to the Agreement, the rights of the customer include, among others, (a) to choose a mining pool to which the hash calculation services they purchased will be provided; (b) to get the purchased hash calculations provided to the designated mining pool; and (c) to obtain the stably operated hash calculations during the “agreed service period” as stipulated in the order. The rights of the Company include, among others, to (a) receive consideration from the customer (i.e., service fees) in exchange of the cloud mining service provided; (b) unilaterally terminate the Agreement and cease to provide its services without penalty if the use of such services violates the laws and regulations of the customer’s country, or if the customer fails to pay in full or in part of the service fees and (c) if the Company suffers any loss due to the above circumstances, customer shall compensate the Company for all such losses.

●	Identifying performance obligations: The cloud mining service that the Company promises to provide to a customer is to provide specified amount of hash calculations services (“Purchased Hash Rate”) during the agreed service period to a customer by connecting Purchased hash rate to the customer’s account with the designated mining pool and ensuring the Purchased Hash Rate is running stably and continuously during the agreed service period. Management has determined that there is a single performance obligation, such that each promise is not distinct and required to be combined into a single performance obligation.

●	Determining the transaction price: In exchange of promised service, the Company charges customers cloud mining service fees, which are specified in the order agreed by the customer and the Company and calculated by “unit price of cloud mining service fees * amount of Purchased Hash Rate * agreed service period”. The “unit price of cloud mining service fees” is determined based on internal pricing model of the Company and agreed by both parties when the order is placed and fixed during the agreed service period denominated in the U.S. dollar. The “amount of Purchased Hash Rate” and “agreed service period” are also fixed as specified in the order before the provision of relevant services. The contract allows for settlement in dollars or in digital assets, which is a non-cash means of settlement. In the event that a customer chooses to settle in digital assets, he/she must pay the dollars equivalent at the then spot rate for the dollar to the digital asset at the moment of settlement. Customers are generally charged an upfront service fee and will pay the remaining service fees by instalments before they are incurred. Upon payment, the cloud mining services fees are recorded as deferred revenue under contract liabilities and recognized to revenue as the performance obligation is fulfilled. The Company offers interest-bearing credit periods to some customers within the agreed service period, which requires BTC as collateral to secure the collection of accounts receivable. See discussion of accounting for “Accounts Receivable” and “Obligation to Return Collateral Digital Assets” above.

BITFUFU INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

●	There is no need to allocate the transaction price since there is only one single performance obligation.

●	Satisfaction of a performance obligation and revenue recognition: Initially, the Company deploys miners sourced from its suppliers or miners owned by the Company itself, and further renders these miners operational and remotely accessible by procuring mining equipment hosting service, including data center rack space, electricity supply, network connectivity, hardware maintenance, and other necessary infrastructure services from the same or other suppliers. The Company then repackages the services of providing hash calculations using these miners and integrates it with other critical services such as performance monitoring, hash rate stabilization, and connection with mining pools. Thus, the Company creates a one-stop mining capability that can be sold in the form of cloud mining services. The Company then sells cloud-mining services to its customers by transferring the control of the sub-divided mining capacities. The Company accounts for the sale of cloud-mining services using the gross method as the Company acts as a principal who procures the right to utilize mining equipment and other infrastructures from various suppliers to provide hash calculations, and repackages and integrates such services with other critical services to form a combined service that is the cloud-mining service, and transfers control of the cloud-mining service to its customers. When the Company delivers the Purchased Hash Rate by providing hash calculations to the mining pool designated by the customer, the control of such Purchased Hash Rate has been transferred to the customer simultaneously. In accordance with the Company’s Agreement with its customers, the Company is not responsible for the output of the mining pool or the actions of mining pool operator. Actually, the customers select the mining pool at their own discretion. In addition, the Company does not have any explicit or implicit repurchase agreements with customers.

The Company transfers control of cloud mining service over time, because the customer simultaneously receives and consumes the benefits provided by the Company’s performance as it performs. Therefore, the Company satisfies its sole performance obligation over time and recognizes revenue over time by measuring the progress toward complete satisfaction of such performance obligation. The Company’s system records the amount of hash calculations and its actual service time period for each order during each month, and the completion progress of each order’s performance obligation can be calculated according to the proportion of the actual service time period to the whole agreed service period.

Cryptocurrency self-mining revenue

The Company has entered into framework agreements, as amended from time to time, with mining pool operators to perform hash calculations for the mining pools. Each party has the unilateral right to terminate the contract at any time without any compensation to the other party for such termination. Therefore, the Company has concluded that the duration of the contract is less than 24 hours and that the contract is continuously renewed throughout the day. The Company has determined that the mining pool operator’s renewal right is not a material right as the terms, conditions, and compensation amounts are at then market rates. Upon contract termination, the mining pool operator (i.e., the customer) is required to pay the Company any amount due that is related to previously satisfied performance obligations.

The Company’s enforceable right to compensation only begins once the Company commences performing hash calculations for the mining pool operators. The Company is entitled to compensation regardless of whether the mining pool operators successfully record a block to the Bitcoin blockchain. Providing a service to perform hash calculations for the pool operators is the only performance obligation in the Company’s arrangements with mining pool operators and is an output of the Company’s ordinary activities.

BITFUFU INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

The Company is entitled to a non-cash consideration at an amount that approximates the total Bitcoins that could have been mined using the hash calculations performed by the Company according to the pool operator’s specification over the 24-hour period ended 23:59:59 UTC, based upon the then current blockchain difficulty. The Bitcoin payout is settled on the following day, on a daily basis. The payout method used by the mining pools in which the Company participated is the Full-Pay-Per-Share (“FPPS”) method. The Company’s total compensation is calculated using the following formula: the sum of the Company’s share of (1) block rewards and (2) transaction fees, less (3) mining pool operating fees.

(1)	Block rewards represent the Company’s share of the total amount of block subsidies that are expected to be generated on the Bitcoin network as a whole based on the following factors determined for the 24-hour period beginning at midnight UTC daily. The block reward earned by the Company is calculated by dividing (a) the total amount of hash calculations the Company provides to the mining pool operator, by (b) the total Bitcoin network’s implied hash calculations (as determined by the Bitcoin network difficulty), multiplied by (c) the total amount of block subsidies that are expected to be generated on the Bitcoin network as a whole. The Company is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool.

(2)	Transaction fees represent the Company’s share of the total fees paid by users of the network to execute transactions during the 24-hour period ended 23:59:59 UTC. Under FPPS, the transaction fees paid out by the mining pool operator to the Company is calculated by dividing (a) the total amount of transaction fees that are actually generated on the Bitcoin network as a whole during the 24-hour period beginning at midnight UTC daily, by (b) the total amount of block subsidies that are actually generated on the Bitcoin network as a whole during that 24-hour period, multiplied by (c) the Company’s block rewards earned as calculated in (1) above.

(3)	Mining pool operating fees are charged by the mining pool operator for operating the mining pool as set forth on a rate schedule to the mining pool contract. The mining pool operating fees reduce the total amount of compensation the Company receives and are only incurred to the extent that the Company has generated mining revenue pursuant to the mining pool operators’ payout calculation during the 24-hour period beginning at midnight UTC daily.

The non-cash consideration received in exchange for the Company’s performing hash calculations, including block rewards and transaction fees, is variable because it depends, in part, on the amount of hash calculations the Company performs in accordance with the pool operator’s specifications and the amount of transaction fees of the entire blockchain network for the 24-hour period, beginning at midnight UTC. The mining pool operating fees are also variable because they are calculated as a small fraction of the sum of the block rewards and the transaction fees, in accordance with the agreement with each mining pool operator. The Company is able to estimate the amount of variable consideration related to the block reward component on the date of contract inception because (a) the total amount of hash calculations the Company provides to the mining pool operator, (b) the total Bitcoin network’s implied hash calculations and (c) the total amount of block subsidies that are expected to be generated on the Bitcoin network as a whole are either fixed or can be estimated on the date of contract inception. However, the Company is not able to reliably estimate the amount of variable consideration related to transaction fee component until 23:59:59 UTC on the date of contract inception, because of the uncertainty of the actual amount of transaction fees of the entire blockchain network for that day. The mining pool operators will confirm the considerations for the 24 hours, including the block rewards, the transaction fees, and the mining pool operating fees at 23:59:59 UTC each day.

For each contract, the Company measures the non-cash consideration using the average of daily quoted U.S. dollar spot rate of Bitcoin on the date of contract inception. For each contract, the Company recognizes the non-cash consideration on the same day that control of the contracted service transfers to the mining pool operator, which is the same day as the contract inception.

Sale of mining equipment

The Company sells mining equipment to customers. Before the Company receives order from the customers, the Company signs a purchase agreement with suppliers and places purchase orders to the suppliers. The mining equipment is usually delivered to the Company one month after the purchase orders are presented to the suppliers. Upon taking control of the mining equipment, title also passes to the Company. The Company has neither an explicit nor implicit repurchase right or obligation for the sold mining equipment. If mining equipment purchased from the suppliers remains unsold, the mining equipment is non-returnable and kept in the inventory. Since there is no guarantee of any sales orders, the Company takes inventory risk before mining equipment is sold to customers. Management believes there is a single performance obligation related to the sale of mining equipment. Revenue for mining equipment sales is recognized at a point of time when the control of the mining machine is transferred from the Company to the customers, in accordance with Ex Works (which means the Company fulfills its obligation when it makes goods available at its premises, or another specified location, for the buyer to collect) and evidenced by customers’ acceptance. The Company may receive payments prior to handover of the mining equipment and records funds received as defer revenue under contract liabilities, or the Company may receive payment for the mining equipment within thirty days of handover of the mining equipment. Deferred revenue is recognized as revenue upon handover.

BITFUFU INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

Hosting services

●	Contract with customers: Pursuant to the “Miner Hosting Service Contract” (“Hosting Contract”) agreed by the Company and the customers, the Company will provide hosting services to the customers, who shall confirm they are entitled to the ownership of the hosted mining equipment (“Miners”). When the Miners are hosted, the customers retain the right to ownership of the hosted Miners and are entitled to all the rights and benefits derived outputs generated by the hosted Miners. The Hosting Contract may be terminated by the customer without penalty if the customer applies for termination of hosting service 30 days in advance, or if the deployment and the start date of operation of the hosted service is delayed over ten days. The Hosting Contract may be terminated by the Company without penalty in several circumstances as agreed in the contract. If the hosting services are terminated, the customers have the right to either entrust the Company to sell the mining equipment at the market price on their behalf, or the customers can physically retake possession of the equipment and any logistics costs incurred in retaking the equipment shall be borne by the customers.

●	Identifying performance obligations: According to the Hosting Contract, the customer entrusts the Company to deploy, operate and manage the customer’s Miners. The hosting services include electricity supply, network supply, maintaining a suitable environment and safeguarding the hosted Miners, providing tools to the customers to monitor and timely verify the operation status of the hosted Miners, performing site visit and inspection on facilities, proposing optimization plans for the operation stability of the hosted Miner and working with the mining facility for implementation. Since the performance obligations are satisfied over time and the same method (consumption method) is used to measure the Company’s progress toward complete satisfaction of the performance obligation, the above activities are a series of distinct services that have the same pattern of transferring to the customer.

●	Determining the transaction price: By providing the above services, the Company charges a hosting service fee to the customers on a consumption basis, that is, hosting service fee = power consumption * unit service price. The Company typically receives payment upfront for such services and records them under contract liabilities, or the Company deducts service fees daily from the customer’s digital asset deposit in accordance with the Hosting Contract, if applicable.

●	There is no need to allocate the transaction price since there is only one single performance obligation.

●	Satisfaction of a performance obligation and revenue recognition: The Company’s performance obligation related to the hosting service is satisfied over time. The Company recognizes revenue for services that are performed on a consumption basis.

Management has determined that the aforementioned services represent a series of performance obligations that should not be separated and recognized individually, but rather, as a whole over time in accordance with the Hosting Contract entered into by the Company and the customer.

Cost of revenues

The cost of revenues is primarily consistent with the revenue streams. This includes expenses such as lease costs of mining equipment, cost of procured hashrate, depreciation expenses of self-owned mining equipment, outsourcing fees, electricity costs, platform technology fees, web service fees, salaries, allocated overhead, and sourcing expenses.

Sales and marketing expenses

Sales and marketing expenses primarily comprise sales commissions, advertising expenses, marketing and promotional expenses, salaries, and share-based compensation for sales and marketing personnel. Advertising expenses specifically include costs related to promoting the corporate image and marketing products. The Company expenses all advertising costs as they are incurred.

BITFUFU INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

General and administrative expenses

General and administrative expenses primarily include salaries, bonuses, share-based compensation and benefits for employees engaged in general corporate functions and those not specifically dedicated to research and development activities. Additionally, these expenses encompass depreciation of fixed assets that are not utilized in research and development activities, legal and other professional services fees, and other general corporate related expenses.

Research and development expenses

Research and development expenses primarily comprise payroll, share-based compensation and related personnel costs, as well as technical service fees associated with the enhancement of the Company’s platform and technical system. These expenses are expensed as they are incurred.

Income taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax, (“ASC 740 - Income Taxes”). Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive income in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

The Company records liabilities related to uncertain tax positions when, despite the Company’s belief that the Company’s tax return positions are supportable, the Company believes that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense.

Comprehensive income

The Company applies ASC 220, Comprehensive Income, (“ASC 220”), with respect to reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income is defined to include all changes in equity of the Company during a period arising from transactions and other events and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the years presented, the Company’s comprehensive income was equal to net income, and is presented separately for amounts attributable to the Company and to non-controlling interests.

Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the chief operating decision maker (“CODM”) has been identified as the Company’s Chief Executive Officer. The CODM has determined that the Company operates as one operating segment as the CODM reviews financial information on a consolidated basis in making decisions regarding performance assessment and resource allocation.

BITFUFU INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

Share-Based Compensation

The Company grants restricted share rewards and share options to employees and non-employees, and accounts for share-based compensation expenses in accordance with ASC 718, Compensation—Stock Compensation.

The fair value of granted shares without a lock-up period is based on the market price of the Company’s ordinary share on the date of each grant. The fair value of granted shares with a lock-up period is based on the discounted market price of the Company’s ordinary share on the date of each grant, which is discounted using Asian-style put option method. The Asian-style model is affected by factors and assumptions, such as the market price of underlying ordinary shares, expected volatility, remaining term of lock-up period, and expected dividend yield.

Share-based compensation expense for the restricted share rewards with only service-based conditions is recognized on a straight-line basis over the requisite service period. The Company accounts for forfeitures as they occur and reverse compensation costs previously recognized in the period when the award is forfeited.

The grant-date fair value of share options is estimated using the Black-Scholes option-pricing model based on the market price of the Company’s ordinary shares and assumptions regarding expected share price volatility, expected term, risk-free interest rate and expected dividend yield. Share-Based Compensation expense for share options with only service-based vesting conditions is recognized on a straight-line basis over the requisite service period.

Earnings per share

In accordance with ASC Topic 260, Earnings per Share (“ASC 260”), basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. All outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends are considered participating securities for this calculation. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. Ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. There are no dilutive shares outstanding.

For the period ended June 30,2026, the Company incurred a net loss. Accordingly, potential common shares arising from outstanding warrants and restricted shares were excluded from the computation of diluted loss per share because their effect would have been anti-dilutive. As a result, basic and diluted loss per share were the same for the period.

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, digital assets, accounts receivable and other receivables. The Company places cash and cash equivalents with financial institutions with high credit ratings and quality. From time to time, the Company’s cash account balances exceed the balances covered by the Federal Deposit Insurance Corporation (“FDIC”) in the US, or the Singapore Deposit Insurance Corporation Limited (SDIC) in Singapore. The Company has never suffered a loss due to such excess balances. The Company conducts credit evaluations of customers, and generally does not require collateral or other security from its customers. The Company establishes an allowance for expected credit losses primarily based upon various factors surrounding the credit risk of specific customers and general economic conditions, to refer to the current expected credit loss policy.

The Company held for its own account digital assets of approximately $97.32 million and $149.29 million as of June 30, 2026 and December 31, 2025, respectively.

BITFUFU INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

Related party transactions

Parties are considered related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.

Recent accounting pronouncements

The Company maintains a proactive approach in evaluating the impact of new accounting pronouncements on its financial reporting. Upon identifying potential effects on its financial statements, the Company conducts a thorough analysis to assess the necessary adjustments to its consolidated financial statements. Furthermore, the Company conducts a comprehensive review to understand the implications of the changes and ensures the implementation of appropriate controls to safeguard the accuracy and integrity of its consolidated financial statements.

New and amended standards not yet adopted by the Company:

Accounting Standards Update 2024-03, Comprehensive income (Topic 220): Disaggregation of Income Statement expenses

On November 4, 2024, the FASB issued ASU No. 2024-03, Expense Disaggregation Disclosures (“ASU 2024-03”). ASU 2024-03 amends ASC 220, Comprehensive Income to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard on the unaudited interim condensed consolidated financial statements.

3. DIGITAL ASSETS

The Company measures digital assets at fair value as of each reporting period. For the six months ended June 30, 2026, the Company recognized a fair value loss of $49.49 million on its holdings of digital assets. For the same period in 2025, the Company recorded a fair value gain of $17.50 million.

BITFUFU INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

The Company’s digital asset holdings include digital assets pledged by third parties pursuant to applicable agreements (if any) and exclude digital assets pledged by the Company to suppliers or lenders as collateral (see note 4).

The balance of the Company’s digital assets consisted of the following:

	As of June 30, 2026			As of December 31, 2025
	Quantity	Cost Basis	Fair Value	Quantity	Cost Basis	Fair Value

Bitcoin	1,617	133,431	94,169	1,543	143,237	135,543
USDT	2,394,300	2,394	2,389	3,490,107	3,490	3,487
USDC	320,794	321	321	9,459,635	9,460	9,459
Others	14,870	754	444	41,722	924	800
Total		136,900	97,323		157,111	149,289

The cost basis of digital assets represents the fair value of digital assets at the time of service contract inception, the fair value of digital assets purchased upon receipt in an exchange for another digital assets, and the cost of digital assets purchased upon receipt in an exchange for fiat currency.

The following table presents the movement for digital assets of the Company for the six months ended June 30, 2026 and 2025:

	BTC	USDT and USDC	Others	Total

Balance as of January 1, 2026	135,543	12,946	800	149,289
Digital assets received from customers for products and services	30,264	44,972	2	75,238
Revenue generated from Bitcoin self-mining operation	25,344	-	-	25,344
Converted (to)/from other digital assets or fiat cash, net	(24,740)	(4,557)	(4)	(29,301)
Costs and expenses (paid)/prepaid in digital assets	(37,606)	(38,951)	(44)	(76,601)
Changes in fair value of digital assets	(49,218)	34	(310)	(49,494)
Repayment of long-term loans and long-term payables, net	-	(10,600)	-	(10,600)
Changes in digital asset collaterals	14,582	-	-	14,582
Proceeds from disposal of equipment	-	36	-	36
Purchase of mining equipment	-	(1,170)	-	(1,170)
Balance as of June 30, 2026	94,169	2,710	444	97,323

*	The changes in digital asset collaterals include the fair value changes between the settlement value and original costs of the BTC collaterals

	BTC	USDT	Others	Total

Balance as of January 1, 2025	125,048	4,817	75	129,940
Digital assets received from customers for products and services	116,958	57,505	23	174,486
Revenue generated from Bitcoin self-mining operation	32,357	-	-	32,357
Converted (to)/from other digital assets or fiat cash, net	(69,768)	3,433	2	(66,333)
Costs and expenses (paid)/prepaid in digital assets	(70,019)	(60,815)	-	(130,834)
Changes in fair value of digital assets	17,441	66	(7)	17,500
Digital assets from borrowings	-	5,000	-	5,000
Digital assets pledged to lender or supplier	(31,331)	-	-	(31,331)
Digital assets pledged from customers	43,032	-	-	43,032
Purchase of mining equipment	-	(2,457)	-	(2,457)
Balance as of June 30, 2025	163,718	7,549	93	171,360

The net income received or to be received by digital assets, as presented in unaudited interim condensed consolidated statement of cash flow, consists of following item (a), (b) and (c).

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

The following table provides the reconciliation between net income and the movement of digital assets of the Company for the six months ended June 30, 2026 and 2025:

	For the Six Months Ended June 30,
	2026	2025

DIGITAL ASSETS FROM OPERATING ACTIVITIES

Revenue recognized from selling products and services which was settled or will be settled in digital assets (a)	89,296	158,838
Adjusted by the changes of operating assets and liabilities:
Accounts receivable to be settled in digital assets	5,534	(7,663)
Contract liabilities received in digital assets	(19,592)	23,311
Digital assets received from customers for products and services	75,238	174,486

Revenue recognized from Bitcoin self-mining operation (b)	25,344	32,357

Cost and expenses settled or to be settled by digital assets (c) (1)	(95,186)	(98,881)
Adjusted by the changes of operating assets and liabilities:
Prepayments made in digital assets to suppliers	12,845	(5,720)
Accounts payable to be settled in digital assets	(1,237)	(13,986)
Payments made in digital assets by a related party on behalf of Company	6,150	(11,141)
Other receivables/payables to be settled in digital assets	827	(1,149)
Inventories	-	43
Costs and expenses paid in digital assets	(76,601)	(130,834)

Changes in fair value of digital assets	(49,494)	17,500
Net digital assets (used in)/provided by operating activities	(25,513)	93,509

DIGITAL ASSETS FROM INVESTING ACTIVITIES
Sales of digital assets in exchange for fiat cash	(33,301)	(76,833)
Digital assets purchased by fiat cash	4,000	10,500
Changes in digital asset collateral, net	14,582	11,701
Proceeds from disposal of equipment	36	-
Purchase of property and equipment	(1,170)	(2,457)
Net digital assets used in investing activities	(15,853)	(57,089)

DIGITAL ASSETS FROM FINANCING ACTIVITIES
Repayment of long-term loans	(13,000)	-
Proceeds from long-term loans	3,400	5,000
Repayment of long-term payables	(1,000)	-
Net digital assets (used in)/provided by financing activities	(10,600)	5,000

Net (decrease)/increase in digital assets	(51,966)	41,420
Digital assets at the beginning of the periods	149,289	129,940
Digital assets at the end of the periods	97,323	171,360

(1)	Costs and expenses settled or to be settled by digital assets include interest expense paid in digital assets.

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

4. DIGITAL ASSET COLLATERAL RECEIVABLE

The following table presents the Company’s digital assets pledged as collateral for loan borrowings (see Note 10) and accounts payable at the end of the period:

	As of
	June 30, 2026		December 31, 2025
	Quantity	Fair value	Quantity	Fair value

Pledged BTC- current
for accounts payable (1)	-	-	22	1,932
for loan borrowings (2)	54	3,146	252	22,143
Digital asset collateral receivable	54	3,146	274	24,075

(1)	The BTC was pledged for the accounts payable due to a supplier of mining equipment, who is a related party of the Company. This collateral was released in the first half of 2026 when the related outstanding payables are settled.

(2)	The BTC was pledged for long-term loans (see Note 10). This collateral is expected to be released when the related loans are matured and repaid within one year.

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of
	June 30, 2026	December 31, 2025

Accounts receivables	6,766	12,326

As of June 30, 2026, of the Company’s accounts receivable balance, $4.57 million (December 31, 2025: $9.67 million) is secured by the counterparty’s mining machines, BTC and its subsequent BTC productions. This amount is expected to be settled in installments by the end of September 2026.

6. PREPAYMENTS

	As of
	June 30, 2026	December 31, 2025

Prepayment to suppliers (1)	12,071	21,569
Prepaid acquisition consideration (2)	4,100	4,100
Others	96	373
Prepayments	16,267	26,042

(1)	Prepayment to suppliers primarily represented (i) hosting services fee, hash rate fee and other service fees prepaid to suppliers for which the relevant services have not been rendered; (ii) prepaid mining equipment procurement fee for which the equipment has not been delivered as of the period end.

(2)	In 2024 and 2025, the Company made prepayments for the acquisition of a mining facility.

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

7. OTHER CURRENT ASSETS, NET

Other current assets consisted of the following:

	As of
	June 30, 2026	December 31, 2025

Other receivables due from third parties (1)	2,494	4,781
Deposits due from third parties (2)	5,747	5,762
Others	18	62
Other current assets, gross	8,259	10,605
Less: Allowance for credit losses (3)	(1,412)	(1,247)
Other current assets, net	6,847	9,358

(1)	The balance of other receivables due from third parties primarily comprised: (i) Bitcoins transferred to a third party in pursuit of a premium sale opportunity; (ii) receivables arising from payments made on behalf of others; and (iii) borrowings extended to certain third parties.

(2)	The balance of deposits due from third parties primarily represented the deposits paid to the owner or operator of mining facilities and to the power suppliers, which will be received upon termination of the service agreements.

(3)	Credit loss expense of $165 million was recognized during the six months ended June 30, 2026, primarily for a potentially uncollectable receivables due from a third party.

8. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of
	June 30, 2026	December 31, 2025
Cost:
Servers, computer and network equipment	140	140
Buildings and improvements	2,703	2,703
Machinery and facility equipment	7,244	7,244
Mining equipment	130,823	134,569
Total cost	140,910	144,656

Less: accumulated depreciation
- Servers, computers and network equipment	(140)	(137)
- Buildings and improvements	(134)	(92)
- Machinery and facility equipment	(3,933)	(2,468)
- Mining equipment	(79,804)	(79,954)
Total accumulated depreciation	(84,011)	(82,651)

Less: accumulated impairment loss	(38,704)	(41,333)

Property and equipment, net	18,195	20,672

The reduction in the balance of mining equipment cost as of June 30, 2026, compared to December 31, 2025, was primarily attributable to the sale and write-off of certain mining equipment in the period.

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

9. LONG-TERM PAYABLES

The balance of long-term payables represented the amount due to a supplier for purchasing mining equipment in 2022. Pursuant to the agreement and supplemental agreements entered between the parties, the outstanding purchase price is unsecured and subjected to interest rate of 6% per annum until the date of settlement of the outstanding balance. In July 2025, the Company and the supplier entered into supplemental agreements to extend the maturity date of the outstanding balance to June 2028. The Company may initiate early or partial repayments, subject to mutual agreement by both parties. In January 2026, the Company and the supplier entered into supplemental agreements to change the annual interest rate from 6% to 3% since January 1, 2026.

10. LONG-TERM LOANS

In November 2024, the Company, through a wholly owned subsidiary, entered into Master Loan and Pledge Agreements (the “Agreements A”) with an institution (the “Lender A”). Pursuant to the Agreements A, the Lender A will provide loans in tranches, which is denominated in the U.S. Dollar with a fixed interest rate of 6.5% per annum. The Agreements A also require the Company to transfer certain amounts of its Bitcoins to the Lender A as collateral (see Note 4), with the loan amount being 70% of the then-current fair market value (the “Loan-to-Value Ratio”) of the pledged Bitcoins. If the fair market value of Bitcoins falls, leading to the Loan-to-Value Ratio exceeding 80%, the Company is required to add additional collateral. The loans were paid by Lender A in USDT. The repayment of the loan principal may be made in U.S. Dollar by default or in digital assets. In the event that the Company wishes to repay the loan balance to Lender A in digital assets, the Company shall repay such amount of digital assets which, if converted into U.S. Dollar using the spot rate at the time of such repayment, would be no less than the amount Lender A would receive in U.S. Dollar. The balance of outstanding loan drawn under the Agreement A as of June 30, 2026 and December 31, 2025 was $2.0 million and $15.0 million, respectively, which matures in 2026 and is classified as a current liability as it becomes due within one year.

In June 2026, the Company, through a wholly owned subsidiary, entered into a Loan Agreement (the “Agreement B”) with an institution (the “Lender B”). Pursuant to the Agreement B, the Lender B will provide an unsecured loan, which is denominated in the U.S. Dollar with a fixed interest rate of 5% per annum. The loan was paid by Lender B in USDT and USDC. The balance of outstanding loan drawn under the Agreements B as of June 30, 2026 and December 31, 2025 was $3.4 million and nil, respectively. The Agreement B is structured as a facility with a fixed term of two years.

	Agreement A	Agreement B	Total

Balance as of January 1, 2026	15,000	-	15,000
Addition	-	3,400	3,400
Repayment	(13,000)	-	(13,000)
Balance as of June 30, 2026	2,000	3,400	5,400

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

11. ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consisted of the following:

	As of
	June 30, 2026	December 31, 2025

Interest payable (1)	8,351	7,020
Accrued expenses	2,397	3,918
Deposits and other payables to customers (2)	2,489	2,902
Others	880	2,220
Total	14,117	16,060

(1)	The interest payable represented the accrued interest for long-term payables owed to the mining equipment supplier totaling $93.36 million with a fixed annual interest rate of 3% as of June 30, 2026, compared with 6% as of December 31, 2025 (see Note 9); and (ii) long-term loans totaling $5.40 million with a fixed annual interest rate ranging from 5% to 6.5% (see Note 10).

(2)	The Company recognizes refund liabilities in respect of amounts received from customers, comprising deposits for hosting services and temporary overpayments that are subject to refund.

12. INCOME TAXES

The effective income tax rate was 9.9% and 8.0% for six months ended June 30, 2026 and 2025, respectively, which were higher than the 0% statutory income tax rate of Cayman Island and were primarily due to the United Arab Emirates subsidiary which is subject to an income tax rate of 9% and the Singapore subsidiary which is subject to an income tax rate of 17%.

As of June 30, 2026 and December 31, 2025, the Company has not identified any uncertain tax positions requiring a reserve. The Company’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense. As of June 30, 2026 and December 31, 2025, the Company had no accrued interest or penalties related to income taxes.

13. REVENUE BY CATEGORIES

Revenue by products or services

For the six months ended June 30, 2026 and 2025, the Company operates in a single operating segment that mainly includes: 1) cloud mining solutions services; 2) self-mining; 3) sale of mining equipment; and 4) hosting services and others.

The following table summarizes the revenue generated from different revenue streams:

	For the Six Months Ended June 30,
	2026	2025

Cloud mining solutions	82,435	147,980
BTC self-mining revenue	25,344	32,357
Sales of mining equipment	5	11,275
Hosting services and others	7,636	1,827
Total revenues	115,420	193,439

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

Revenue by geographical location

The following table also summarizes the revenue (excluding self-mining revenue) generated from different continents:

	For the Six Months Ended June 30,
	2026		2025
	Amount	%	Amount	%

Africa	52,113	58%	60,488	38%
Oceania	20,098	22%	22,866	14%
North America	12,183	13%	32,556	20%
Asia	5,043	6%	39,913	25%
Others	639	1%	5,259	3%
Total revenues (i)	90,076	100%	161,082	100%

The basis for attributing revenues by continents is based on the customers’ KYC (“Know Your Customer”) information, which indicates the country or region where a corporate customer was incorporated or the place of residence of an individual customer.

(i)	Total revenue excludes BTC self-mining revenue.

Revenue by consideration

The amount of revenue recognized from receipt of digital assets and receipt of US dollars is presented separately as following:

	For the Six Months Ended June 30,
	2026	2025

Revenue recognized in digital assets payment	114,640	191,195
Revenue recognized in U.S. dollars payment	780	2,244
Total revenues	115,420	193,439

14. SHAREHOLDERS’ EQUITY

Ordinary shares

The Company’s authorized share capital is $50,000 divided into 500,000,000 ordinary shares (Ordinary Shares), consisting of 300,000,000 class A Ordinary Shares (Class A Ordinary Shares) of par value of $0.0001 each and 200,000,000 class B Ordinary Shares (Class B Ordinary Shares) of par value of $0.0001 each. All ordinary shares issued and outstanding were fully paid and non-assessable.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share shall entitle the holder thereof to one vote on all matters subject to vote at the general meetings, and each Class B Ordinary Share shall entitle the holder thereof to five (5) votes on all matters subject to vote at the general meetings.

Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder to any person or entity which is not the founder of the Company or an affiliate of the founder, or upon a change of ultimate beneficial ownership of Class B Ordinary Shares to any person or entity which is not the founder or an affiliate of the founder, such Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares.

On February 29, 2024, the Company completed the business combination with Arisz Acquisition Corp. and upon consummation of the business combination, BitFuFu Inc. issued 150,000,000 ordinary shares to Finfront Holding Company’s shareholders.

At-the-market offering

On June 10, 2025, the Company entered into an At Market Issuance Sales Agreement to establish an at-the-market equity program, allowing the Company to offer and sell shares of its Class A Ordinary Shares, having an aggregate offering price of up to $150.0 million, from time to time. It is not possible to predict the actual number of Class A Ordinary Shares, if any, we will sell under such agreement, or the actual gross proceeds resulting from those sales.

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

During the year ended December 31, 2025, the Company issued and sold 1,609,742 ordinary shares under the 2025 ATM for gross proceeds of $6.16 million. Offering expenses incurred during the year were $0.43 million.

During the six months ended June 30, 2026, the Company issued and sold 82,686 ordinary shares under the 2025 ATM for gross proceeds of $0.2 million.

Business combination

In June 2025, as a part of the acquisition of Uni-Titan LLC, a total of 306,651 shares were delivered to the sellers (see Note 1).

Debt extinguishment

During the year ended December 31, 2025, the Company issued 1,590,940 ordinary shares to Bitmain, offsetting $5,140,800 payables due to Bitmain (see Note 17).

Return of capital

In June 2026, Uni-Titan LLC, a consolidated subsidiary of the Company, made a pro rata return of capital of $2.0 million to its members. Of this amount, $0.98 million was distributed to the non-controlling shareholder and recorded as a reduction of non-controlling interests; the remaining amount was distributed to Ethereal US, the Company’s wholly owned subsidiary, and was eliminated in consolidation as an intercompany transaction.

15. SHARE-BASED COMPENSATION

Restricted shares

In September 2024 and April 2026, the Board of Directors of the Company approved the grant of restricted shares to certain directors, officers, employees and consultants under the Company’s 2022 Share Incentive Plan, as amended and restated from time to time. As of June 30, 2026, a total of 8,166,041 shares has been granted under the plan, with 56,722 shares forfeited. Certain shares vest on the grant date or the vesting commencement date, while others vest between the first and fourth anniversaries of the vesting commencement date.

A summary of changes in the Company’s nonvested shares for the year follows:

	Number of shares	Weighted- Average Grant- Date Per Share Fair Value

Balance at December 31, 2025	205,387	4.95
Granted	1,609,000	2.38
Vested	(873,500)	2.38
Forfeited	-	-
Non-vested at June 30, 2026	940,887	2.67

	Number of shares	Weighted- Average Grant- Date Per Share Fair Value

Balance at December 31, 2024	325,106	5.05
Granted	-	-
Vested	-	-
Forfeited	(27,662)	5.05
Non-vested at June 30, 2025	297,444	5.05

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

Compensation expense is recognized over the vesting period of the share awards based on the fair value of the shares at the grant date. A portion of the fair value of service-based restricted shares with post-vesting restrictions is determined using the Asian-Style put option valuation model to estimate the fair value of service based restricted share granted with post-vesting restriction.

As of June 30, 2026, there was $3.67 million of total unrecognized compensation cost related to nonvested shares granted under the Plan. The cost is expected to be recognized over a weighted-average period of 1 to 4 years.

16. (LOSS)/EARNINGS PER SHARE

Basic and diluted (loss)/earnings per share for the periods presented were calculated as follows:

	For the Six Months Ended June 30,
	2026	2025

Numerator:
Net (loss)/income attributable to the Company’s ordinary shareholders (U$’000)
Basic	(55,518)	30,253
Diluted	(55,518)	30,253

Denominator:
Weighted-average number of ordinary shares used to compute net income per share
Basic	166,916,728	163,186,914
Diluted	166,916,728	168,569,206

Basic and diluted (loss)/earnings per share ($)
Basic	(0.33)	0.19
Diluted	(0.33)	0.18

Net income per ordinary share is calculated in accordance with ASC 260 - Earnings Per Share. Basic loss or income per ordinary share is computed by dividing net loss or income by the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share for the six months ended June 30, 2026, excludes ordinary shares issuable upon conversion of the Warrants, as their inclusion would have been anti-dilutive; while the computation of diluted net income per share for the same period of 2025 includes the impact of dilutive ordinary shares issuable upon conversion of the Warrants, as the Company recorded net income for that period.

17. RELATED PARTY TRANSACTIONS

(a)	Related parties

Name of related parties	Relationship with the Company
Bitmain Technologies Holding Company and its affiliates (“Bitmain”)	Related parties of one of the Company’s shareholders
Jinyun Enterprises Limited (“Jinyun”or “BitFuFu Pool”)	Joint venture of the Company
Mr. Liang Lu	Ultimate controller of the Company

(b)	Other than disclosed elsewhere, the Company had the following significant related party transactions for the six months ended June 30, 2026 and 2025:

	For the Six Months Ended June 30,
	2026	2025

Services provided by:
- Bitmain (i)	40,095	89,002
Services provided to:
- BitFuFu Pool (ii)	3,036	13,285

(i)	The Company purchased infrastructure hosting services and hash rate services from Bitmain for the six months ended June 30, 2026 and 2025, which were recognized in cost of revenues.

(ii)	The Company provided hash rate to BitFuFu Pool for Bitcoin mining, which was recognized in self-mining revenue of the Company. The payout method of BitFuFu Pool is FPPS, as defined in Note 2 “Summary of significant accounting policies – Revenue recognition”.

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

(c)	The Company had the following related party balances as of June 30, 2026 and December 31, 2025:

	As of June 30, 2026	As of December 31, 2025

Amount due from/ (due to) related parties:
- Mr. Liang Lu (i)	15	28
- Bitmain, net (i) (ii)	66,201	68,188

Pledged Bitcoins- current
- Bitmain (Note 4)	-	1,932

(i)	The amount due from/(to) related parties as of June 30, 2026 and December 31, 2025 was interest free without a stated maturity.

(ii)	The amounts due from Bitmain as of June 30, 2026 and December 31, 2025 primarily represented the net balance of prepaid hash rate fees, after offsetting against amounts payable for hosting services and mining equipment.

18. MAJOR CUSTOMERS AND SUPPLIERS

The Company has derived a substantial portion of its revenue from sales to a limited number of customers. Sales to BitFuFu’s top three customers contributed 72% and 58% of its total revenue for the six months ended June 30, 2026 and 2025, respectively. Although the Company continually seeks to diversify its customer base, it cannot assure you that the proportion of revenue contribution from its major customers to its total revenue will decrease in the future. Dependence on a limited number of major customers to its total revenue exposes the Company to risks of substantial losses if any of them reduces or ceases business collaboration with the Company.

Customer Concentration

The below table represented the customers whose revenue individually accounted for over 5% of the Company’s total revenue for the six months ended June 30, 2026 and 2025:

	For the Six Months Ended June 30,
	2026	2025

Customer A	45%	31%
Customer B	17%	15%
Customer C	10%	*
Customer D	*	12%
Customer E	*	11%

*	Less than 5%

Supplier concentration

The Company relies on a limited number of suppliers to provide it with hash rate services, digital asset mining equipment and hosting facilities at economical prices. For the six months ended June 30, 2026 and 2025, the Company’s purchases from its largest supplier accounted for 34% and 51% of its total cost of revenue, respectively.

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

The table below represented the suppliers to which cost of revenue was attributed and accounted for over 5% of the Company’s total cost of revenue:

	For the Six Months Ended June 30,
	2026	2025

Supplier A	34%	51%
Supplier B	23%	8%
Supplier C	11%	5%
Supplier D	10%	*
Supplier E	6%	*

*	Less than 5%

19. COMMITMENTS AND CONTINGENCIES

Miner Purchase Framework Agreement

In December 2024, the Company entered into a two-year framework agreement with Bitmain to purchase up to 80,000 S-series miners (including but not limited to the S21 XP and S21 Pro). Under the terms of the framework agreement, the Company has the flexibility to place orders in batches over a two-year period. The machines will be available for self-mining operations as well as providing mining services to customers, including miner resales, cloud mining and miner hosting services, depending on market conditions and our evolving miner capacity requirements. Additionally, the framework agreement includes payment terms, enabling management to pay, at its option, part of the purchase price in the Company’s ordinary shares as well as the ability to defer part of payments after delivery of the miners.

20. SUBSEQUENT EVENTS

The Company has assessed all subsequent events that occurred from June 30, 2026, up through September 10, 2026, which is the date that these unaudited interim condensed consolidated financial statements were issued. The Company did not identify any other subsequent events that would have required adjustment or disclosure in the financial statements.